06018092

SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH. D.C. 213 SECTION

m-real

SUPPL

Interim report

January–September 2006

25 October 2006

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

M-real Corporation Stock Exchange Bulletin on 25 October 2006 at 1:00 pm.

M-REAL'S THIRD-QUARTER RESULT BEFORE TAXES IMPROVED

M-real's result before taxes, excluding non-recurring items, improved clearly in the third quarter, nevertheless showing a loss of EUR 20 million (-57 in the previous quarter). The operating result excluding non-recurring items amounted to EUR 17 million (-21).

The operating result improved as business returned to normal following the items that burdened the previous quarter and due to a moderate seasonal increase in delivery volumes. The previous quarter's operating result was weakened by costs of EUR 20 million arising from maintenance and investment shutdowns, as well as the two-day strike of paper workers at the Finnish mills.

Profitability was weakened by the EUR 2 million adjustment in the selling price of the Pont Sainte Maxence mill, which was booked as a non-recurring item in addition to the sales loss of EUR 35 million booked in the previous quarter.

KEY FIGURES	7-9/06	4-6/06	1-3/06	1-9/06	1-9/05	1-12/05
Sales, EUR million	1,367	1,378	1,441	4,186	3,872	5,241
Operating result, EUR million	15	-75	35	-25	63	36
excluding non-recurring items, EUR million	17	-21	35	31	-7	4
Result before taxes, EUR million	-22	-111	16	-117	-65	-114
excluding non-recurring items, EUR million	-20	-57	16	-61	-131	-142
Result for the period, EUR million	-33	-103	3	-133	-42	-80
Earnings per share, EUR	-0.10	-0.31	0.01	-0.40	-0.13	-0.25
Return on equity, %	-6.1	-18.3	0.5	-7.9	-2.3	-3.4
excluding non-recurring items, %	-5.8	-9.1	0.5	-4.7	-6.2	-4.8
Return on capital employed, %	1.8	-5.6	3.4	-0.2	2.3	1.2
excluding non-recurring items, %	2.0	-1.2	3.4	1.4	0.2	0.5
Equity ratio at end of period, %	34.3	35.0	36.2	34.3	37.4	36.6
Gearing ratio at end of period, %	111	108	100	111	87	95
Interest-bearing net liabilities at end of period, EUR million	2 402	2 381	2 296	2 402	2 040	2 205
Gross investments, EUR million	101	101	103	305	308	452
Paperboard deliveries, 1,000 tonnes	285	284	304	873	738	1 006
Paper deliveries, 1,000 tonnes	1 031	1 040	1 080	3151	3009	4 046
Personnel at end of period	14 509	15 277	15 046	14 509	15 412	15 154

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY TO 30 SEPTEMBER 2006

MARKET SITUATION

Economic growth in Europe is expected to continue its relatively good pace in the near future. A slight decrease is anticipated in 2007 compared with this year. Economic growth is also expected to decrease in North America and somewhat in Asia. Energy prices and the exchange rate of the US dollar remain the most significant uncertainty factors.

In Europe, advertising spending is growing steadily and moderate growth is expected to continue also next year. Industrial production is this year generally expected to outperform last year's growth but the rate of growth is expected to slacken next year.

European deliveries by Western European coated and uncoated fine paper producers have remained at somewhat higher levels compared with last year, while deliveries of coated magazine papers have continued at the previous year's level. The deliveries of all the above-mentioned paper grades to Eastern Europe have grown significantly compared with the corresponding period last year. No significant change has taken place in the average paper market prices in Europe. The price of office paper is the only one rising slightly.

In folding boxboard, deliveries to Europe by Western European producers increased slightly compared with last year. Demand has developed very favourably in Eastern Europe. Comparability with the previous year is affected by the labour dispute in the Finnish paper industry. The market price of folding boxboard in Europe has remained unchanged.

JULY-SEPTEMBER COMPARED WITH THE PREVIOUS QUARTER

The sales of M-real Group for the third quarter amounted to EUR 1,367 million (4-6/2006: 1,378). Comparable turnover rose by 0.6 per cent.

The operating result excluding non-recurring items totalled EUR 17 million (-21). Operating result including non-recurring items totalled EUR 15 million (-75). The operating result for July-September includes EUR 2 million of non-recurring costs arising from an accrual adjustment in accounts payable of Pont Sainte Maxence mill, which was sold in June. The operating result for April-June included non-recurring net costs of EUR 54 million consisting of the sales loss for the Pont Sainte Maxence paper mill (35) and the efficiency improvement programmes at the Alizay (13), Stockstadt (4) and Hallein (2) mills.

The operating result improved as business returned to normal following the items that affected the previous quarter and due to a moderate seasonal increase in delivery volumes. The previous quarter's operating result was weakened by a cost of about EUR 20 million arising from maintenance and investment shutdowns, and the two-day strike of paper workers at the Finnish mills.

The operating result for the third quarter continued to be weakened by the relatively weak US dollar and high fibre and energy costs.

In the first quarter the effect of increased energy costs on the Group's result was alleviated by the valuation gain on electricity price derivatives of EUR 2 million. In terms of electricity derivatives, M-

prices in the Publishing and Office Papers business areas. The result was weakened by the increased energy costs in particular.

Paperboard deliveries to customers totalled 873,000 tonnes (738,000 tonnes). Production was curtailed to correspond to demand by 41,000 tonnes (24,000).

The total delivery volume of paper products was 3,151,000 tonnes (3,009,000). Comparable deliveries were up 168,000 tonnes. Production curtailments were 151,000 tonnes (161,000).

With the exception of the Map Merchant Group, profitability excluding non-recurring items improved in all business areas.

The operating result for January-September includes 39 per cent of Metsä-Botnia's operating result. Last year the operating result included 47 per cent of Metsä-Botnia's operating result during January-March and 39 per cent during April-September.

The share of the results in associated companies amounted to EUR 0 million (-3).

Financial income and expenses totalled EUR -92 million (-125). Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 4 million (-26). Net interest and other financial expenses amounted to EUR -96 million (-99). Other financial expenses include EUR 6 million of valuation gains on interest rate hedges (-6).

At the end of September the exchange rate of the US dollar against the euro was 5.1 per cent lower and the rate of the British pound against the euro 0.6 per cent lower than at the end of September 2005. However, on average the dollar strengthened by 1.5 per cent and the pound by 0.1 per cent compared with January-September in 2005.

The result before taxes was EUR -117 million (-65). The result before taxes excluding non-recurring items totalled EUR -61 million (-131).

The result for the report period was EUR -133 million (-42). Income taxes, including the change in deferred tax liabilities, were EUR -16 million (23).

Earnings per share were EUR -0.40 (-0.13). Earnings per share excluding non-recurring items were EUR -0.23 (-0.34).

The return on equity was -7.9 per cent (-2.3); excluding non-recurring items -4.7 per cent (-6.2). Return on capital employed was -0.2 per cent (2.3); excluding non-recurring items 1.4 per cent (0.2).

PERSONNEL

The number of personnel at the end of September was 14,509 employees (15,154 employees at 31 December 2005), of whom 4,314 worked in Finland (4,488). The effect of acquisitions and divestments on the number of personnel was -169. M-real employed an average of 15,085 people during January-September (1-9/2005: 15,695). The Group's personnel includes 39 per cent of Metsä-Botnia's personnel.

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging

	III 06	II 06	I 06	IV 05	III 05	I-III 06	I-III 05	III 06/II 06 change
Sales	236	237	257	231	196	730	633	-0.4%
EBITDA	38	24	44	37	33	106	88	58.3%
EBITDA, %	16.1	10.1	17.1	16.0	16.8	14.5	13.9	
Operating result	17	2	24	16	14	43	25	
Operating result, %	7.2	0.8	9.3	6.9	7.1	5.9	3.9	
Non-recurring items	0	0	0	0	0	0	0	
Return on capital employed, %	7.5	1.3	10.9	7.8	6.7	6.6	3.9	
Return on capital employed excluding non-recurring items, %	7.5	1.3	10.9	7.8	6.7	6.6	3.9	
Deliveries, 1,000 tonnes	285	284	304	268	226	873	738	0.4%
Paperboard production, 1,000 tonnes	273	270	299	272	292	842	713	1.1%

EBITDA = Earnings before interest, taxation, depreciation and amortization

The third quarter compared with the previous quarter

The Consumer Packaging business area reported an operating result of EUR 17 million for the third quarter (4-6/2006: 2). The result does not include non-recurring items. The previous quarter's operating result was mainly weakened by the investment shutdown at the Simpele mill and the strike of Finnish paper workers.

Deliveries by Western European folding boxboard producers were up one per cent compared with the previous quarter. M-real's deliveries of folding boxboard increased by a corresponding amount. The selling price of folding boxboard denominated in euros was on par with the previous quarter.

The volume of linerboard deliveries decreased from the second quarter due to a shutdown related to the linerboard machine former investment. The average selling price remained unchanged.

January-September compared with the corresponding period in 2005

The business area's operating result for January-September totalled EUR 43 million (1-9/2005: 25). The previous year was weakened by the 7-week labour dispute in the Finnish paper industry and the resulting decrease in production and delivery volumes. The profitability of the current year is mainly weakened by the rising energy costs.

Deliveries by Western European folding boxboard producers increased by 7 per cent compared with the corresponding period last year. M-real's folding boxboard deliveries were up 20 per cent. In 2005, delivery volumes remained below normal levels due to the labour dispute in the Finnish paper industry. The average selling price of folding boxboard remained unchanged compared with the previous year.

The volume of linerboard deliveries was also clearly higher than last year. The average price was at the level of the corresponding period last year.

M-REAL GROUP (all figures unaudited)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR million	1-9/2006	1-9/2005	Change	1-12/05	7-9/06
Continuing operations:					
Sales	4 186	3 872	314	5 241	1 367
Other operating income	98	174	-76	206	29
Operating expenses	-4 034	-3 698	-336	-5 008	-1 291
Depreciation and impairment losses	-275	-285	10	-403	-90
Operating result	-25	63	-88	36	15
% of sales	-0.6	1.6		0.7	1.1
Share of results in associated companies	0	-3	3	-2	1
Net exchange gains and losses	4	-26	30	-33	-1
Other financial income and expenses, net	-96	-99	3	-115	-37
Result before taxes	-117	-65	-52	-114	-22
% of sales	-2.8	-1.7		-2.2	-1.6
Income taxes	-16	23	-39	34	-11
Result for the period	-133	-42	-91	-80	-33
% of sales	-3.2	-1.1		-1.5	-2.4
Attributable to:					
Shareholders of parent company	-131	-43	-88	-81	-31
Minority interest	-2	1	-3	1	-2
Earnings per share for result attributable to the shareholders of parent company, euros	-0.40	-0.13	-0.27	-0.25	-0.10

STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY

EUR million	Share capital	Share premium fund	Translation differences	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholder´s equity January 1, 2005, IFRS	558	667	6	2	1 160	37	2 430
Translation differences							0
Net expenses recognised directly in equity				-2			-2
Change in minority interest during the period						7	7
Result for the period					-81	1	-80
Total recognised income for the period				-2	-81	8	-75
Dividends paid					-39		-39
Shareholder´s equity December 31, 2005, IFRS	558	667	6	0	1 040	45	2 316
Translation differences			-8				-8
Net expenses recognised directly in equity				15			15
Change in minority interest during the period						17	17
Result for the period					-131	-2	-133
Total recognised income for the period			-8	15	-131	15	-109
Dividends paid					-39		-39
Shareholder´s equity September 30, 2006, IFRS	558	667	-2	15	870	60	2 168

SECURITIES AND GUARANTEES

EUR million	9/06	9/05	12/05
For own loans	71	138	108
For associated companies	1	1	1
For affiliated companies	5	5	5
For others	10	11	11
Total	87	155	125
OPEN DERIVATIVE CONTRACTS, EUR million	9/06	9/05	12/05
Interest rate derivatives	3 493	10 793	7 416
Currency derivatives	3 658	3 952	5 365
Other derivatives	148	23	54
Total	7 299	14 768	12 835

The fair value of open derivative contracts calculated at market value at the end of the review period was +5.2 EUR million (-37.3 EUR million Dec 31, 2005 and -25.0 EUR million September 30, 2005)

Also include other closed contracts to a total amount of 3 253.9 EUR million (8 164.8 EUR million Dec 31, 2005 and 7 056.3 EUR million September 30, 2005).

NON-RECURRING ITEMS	I-III 06	I-III 05	III 06	II 06	I 06	IV 05	III 05	2005
Consumer Packaging	0	0	0	0	0	0	0	0
Publishing	0	-2	0	0	0	0	0	-2
Commercial Printing	-43	0	-2	-41	0	-29	0	-29
Office Papers	-10	-9	0	-10	0	0	0	-9
Map Merchant Group	0	0	0	0	0	-4	0	-4
Other operations	-3	81	0	-3	0	-5	0	76
Non-recurring items in operations, total	**-56**	**70**	**-2**	**-54**	**0**	**-38**	**0**	**32**
Non-recurring financial items	**0**	**-4**	**0**	**0**	**0**	**0**	**0**	**-4**
Non-recurring items, total	**-56**	**66**	**-2**	**-54**	**0**	**-38**	**0**	**28**
Operating result excl. non-recurring items	31	-7	17	-21	35	11	20	4
% of sales	0.7	-0.2	1.2	-1.5	2.4	0.8	1.6	0.1
Result before taxes, excl. non-recurring items	-61	-131	-20	-57	16	-11	1	-142
% of sales	-1.5	-3.4	-1.5	-4.1	1.1	-0.8	0.1	-2.7
Earnings per share, excl. non-recurring items, EUR	-0.23	-0.34	-0.08	-0.16	0.01	-0.01	0.01	-0.35
Return on equity, excl. non-recurring items, %	-4.7	-6.2	-5.8	-9.1	0.5	-0.5	0.4	-4.8
Return on capital employed, excl. non-recurring items, %	1.4	0.2	2.0	-1.2	3.4	1.4	2.3	0.5